Exhibit 4.1
AMENDMENT NO. 2
TO
FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
NATURAL RESOURCE PARTNERS L.P.
     This Amendment No. 2 (this “Amendment No. 2”) to the First Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P. (the “Partnership”) is entered into effective as of August 2, 2005, by NRP (GP) LP, a Delaware limited partnership (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.
     WHEREAS, the General Partner, the Organizational Limited Partner and the Limited Partners of the Partnership entered into that certain First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of October 17, 2002 (the “Partnership Agreement”);
     WHEREAS, the General Partner entered into Amendment No. 1 to the Partnership Agreement dated as of December 8, 2003;
     WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner may amend any provision of the Partnership Agreement without the approval of any Partner or Assignee to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and
     WHEREAS, acting pursuant to the power and authority granted to the General Partner under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.
     NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:
     Section 1. Amendment.
     (a) Section 5.8(c) of the Partnership Agreement is hereby amended and restated to read in its entirety as follows:
     “(c) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated Units, then the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder as of the Record Date for the distribution of Available Cash to Partners immediately after which such conversion shall occur; provided, however, notwithstanding any other
Amendment No. 2
to
First Amended and Restated Agreement of Limited Partnership
of Natural Resource Partners L.P.

provision of this Agreement, to the extent such conversion of less than all the Outstanding Subordinated Units would result in the issuance of fractional Common Units to any holder of Subordinated Units, then (i) the number of Common Units issuable upon conversion of Subordinated Units held by such holder shall be rounded down to the nearest whole number of Common Units, and the Partnership shall pay to such holder, in lieu of such fractional Common Unit, cash equal to the product of (A) the last reported sales price of a Common Unit on the national securities exchange on which the Common Units are listed for trading on the day before such conversion of less than all the Outstanding Subordinated Units and (B) such fractional Common Unit and (ii) the number of Subordinated Units retained and not converted by such holder shall also be rounded down to the nearest whole number of Subordinated Units, and the Partnership shall pay to such holder, in lieu of such fractional Subordinated Unit, cash equal to the product of (A) the last reported sales price of a Subordinated Unit on the national securities exchange on which the Subordinated Units are listed for trading on the day before such conversion of less than all the Outstanding Subordinated Units and (B) such fractional Subordinated Unit.”
     (b) Section 10.2 of the Partnership Agreement is hereby amended and restated to read in its entirety as follows:
     “By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall be admitted to the Partnership as a Substituted Limited Partner when any such admission is reflected on the books and records of the Partnership, which the General Partner shall cause to be done no less frequently than quarterly. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.”
Amendment No. 2
to
First Amended and Restated Agreement of Limited Partnership
of Natural Resource Partners L.P.

     Section 2. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement, as amended, shall remain in full force and effect.
     Section 3. Governing Law. This Amendment No. 2 will be governed by and construed in accordance with the laws of the State of Delaware.
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Amendment No. 2
to
First Amended and Restated Agreement of Limited Partnership
of Natural Resource Partners L.P.

     IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 2 effective as of the date first set forth above.

GENERAL PARTNER:

NRP (GP) LP

By:	GP Natural Resource Partners LLC, its general partner

By:	/s/ Wyatt Hogan

Name: Title:	Wyatt Hogan Vice President and General Counsel
Signature Page
Amendment No. 2
to
First Amended and Restated Agreement of Limited Partnership
of Natural Resource Partners L.P.